Exhibit 99.1

Hywin Holdings Announces Unaudited Financial Results for the First Half of Fiscal Year 2024

SHANGHAI, China, June 28, 2024 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (“Hywin” or the "Company") (NASDAQ: HYW) today announced its unaudited financial results for the first half of fiscal year 2024 ended December 31, 2023.

The Company’s businesses and operations in China faced significant headwinds as changes in the asset management industry, overall asset valuation levels in China and the economic environment presented challenges for the Company. The redemption issues of the asset-backed products business, which the Company has now discontinued, caused disruption to Hywin’s brand and operations and affected the confidence of clients, which resulted in a significant decline in total revenues and materially negative impact on bottom line, and adversely impacted results of operations and financial conditions during the reporting period.

As previously disclosed by the Company in our Form 6-K filed on December 14, 2023, with respect to the redemption issues of asset-backed products Hywin had historically distributed, while the Hywin Wealth Management Co. Ltd (“Hywin Wealth”), a variable interest entity in China, acted only as distributor of these products, Hywin Wealth continues to actively address these redemption issues on an ongoing basis by proactively coordinating with asset managers, relationship managers and clients to seek solutions and reduce client losses. In light of the overall liquidity conditions of the asset management industry in China, the Company estimates that it could take several years to coordinate asset managers and all clients to reach settlement.

The Company also announced on March 27, 2024, that our Board of Directors has approved the exit from the asset-backed products business in China, and furthermore on June 28, 2024, that our Board of Directors has approved a complete exit from the wealth management and asset management business. The Company has terminated its contractual arrangements with Hywin Wealth. As a result of such termination, Hywin Wealth has ceased to be a consolidated entity of the Company. The Company also announced that it will focus on new, innovative business models in the technology sector, including, among others, new retail, social e-commerce, and metaverse industries, and is planning to change its name from Hywin Holdings Ltd. to Santech Holdings Limited, subject to shareholder approval in an extraordinary general meeting to be held in due course.

The Company believes its business transformation will open up new opportunities for the Company. However, there are inherent uncertainties associated with such a business transformation. The Company anticipates a significant reduction in operational scale and revenue scale to persist in the near term.

First Half of Fiscal Year 2024 Highlights

•	Total revenues in the six months ended December 31, 2023 decreased by 23.6% to RMB791.2 million (US$110.5 million) from RMB1,036.0 million in the same period of 2022.

Hywin Wealth

•	Transaction value from discontinued business in the six months ended December 31, 2023 decreased by 38.1% to RMB24.9 billion from RMB40.2 billion in the same period of 2022.

。	Transaction value of asset-backed products in the six months ended December 31, 2023 decreased by 48.1% to RMB19.6 billion from RMB37.8 billion in the same period of 2022.

。	Transaction value of private market investment products, other than asset-backed products, in the six months ended December 31, 2023 increased by 151.9% to RMB1,977.6 million from RMB785.0 million in the same period of 2022.

。	Transaction value of public market investment products in the six months ended December 31, 2023 increased by 111.0% to RMB3,353.0 million from RMB1,588.9 million in the same period of 2022.

•	Transaction value of insurance products, which mainly refers to overseas insurance products, in the six months ended December 31, 2023 increased by 52.6% to RMB254.1 million from RMB166.5 million in the same period of 2022.

•	Credit loss in the six months ended December 31, 2023 were RMB449.0 million (US$62.7 million), mainly consisting of provisions recognized on the accounts receivable from asset managers of asset-backed products, and to a smaller extent, domestic insurance products.

•	Asset management business demonstrated continued growth in Assets Under Management ("AUM”) and net revenues. Net revenues from asset management business in the six months ended December 31, 2023 increased by 14.6% to RMB18.6 million (US$2.6 million) from RMB16.2 million in the same period of 2022.

Hywin Health

•	Number of Hywin Health clients[1] was 39,598 as of December 31, 2023.

•	Net revenues from Hywin Health business segment in the six months ended December 31, 2023, increased by 83.1% to RMB70.1[2] million (US$9.8 million) from RMB38.3 million in the same period of 2022.

•	Number of medical examination visits was 2,721 in the six months ended December 31, 2023, which generated revenue of RMB8.3 million.

1 Clients are those who have historically used Hywin Health’s services at least once.

2 Health segment revenues before inter segment transactions elimination.

•	Number of health management service clients was 3,302 in the six months ended December 31, 2023, which generated revenue of RMB61.8 million.

•	Impairment losses on goodwill and on long-lived assets were RMB257.7 million and RMB210.9 million respectively, relating to our previous health management acquisitions. In view of the adverse impacts to the Hywin brand, the cross-selling synergies between Hywin Wealth and Hywin Health clients, or any new client acquisition for Hywin Health, have been significantly affected. Therefore, the Company performed impairment tests on such assets as fixed-assets, intangible assets, construction in progress and goodwill to identify potential accounts for impairment. Through the impairment tests, the Company made provisions totaling RMB468.6 million for asset impairment losses, including goodwill and long-lived assets of RMB257.7 million and RMB210.9 million, respectively.

A summary of the operating results of Hywin Health’s business segment is as follows:

	6 months ended,	6 months ended,	6 months ended,
	12/31/2022	12/31/2023	12/31/2023
	RMB'000	RMB'000	USD'000
Net Revenues	38,304	70,146	9,798

Operating Costs and Expenses
-Health Management Cost	26,152	54,881	7,666
-Sales and marketing expenses	9,395	14,061	1,964
-General and administrative expenses	26,320	38,755	5,413
-Credit Loss	-	1,032	144
-Impairment loss on goodwill	-	257,712	35,997
-Impairment loss on long lived assets	-	210,916	29,460
Total Operating Costs and Expenses	61,867	577,357	80,644

Net Loss	(24,197)	(491,502)	(68,652)

First Half of Fiscal Year 2024 Financial Results

Net Revenues

Total revenues in the six months ended December 31, 2023 decreased by 23.6% to RMB791.2 million (US$110.5 million) from RMB1,036.0 million in the same period of 2022, mainly due to decreases in net revenues from wealth management business resulting from a weak economic and industry environment, as well as the redemption issues reported in December 2023. The decreases were partially offset by revenue growth from Hywin Health and asset management business.

•	Net revenues from wealth management services in the six months ended December 31, 2023 decreased by 28.1% to RMB697.8 million (US$97.5 million) from RMB970.2 million in the same period of 2022, in line with the decrease in transaction value

o	Net revenues from insurance brokerage services, which mainly refers to overseas insurance products, in the six months ended December 31, 2023 increased by 122.1% to RMB151.3 million (US$21.1 million) from RMB68.1 million in the same period of 2022, mainly due to surging insurance demand post Covid reopening.

•	Net revenues from asset management services in the six months ended December 31, 2023 increased by 14.6% to RMB18.6 million (US$2.6 million) from RMB16.2 million in the same period of 2022, primarily due to an increase in AUM.

•	Net revenues from Hywin Health business segment in the six months ended December 31, 2023 increased by 83.1% to RMB70.1 million (US$9.8 million) from RMB38.3 million in the same period of 2022, in line with our strategic emphasis on health management before the redemption that occurred in December 2023.

Operating Costs and Expenses

Total operating costs and expenses in the six months ended December 31, 2023 increased by 101.0% to RMB1,876.9 million (US$262.2 million) from RMB933.9 million in the same period of 2022, primarily due to credit loss resulting from redemption issues and impairment loss on goodwill and long lived assets, as well as investments in health-related business.

•	Cost of compensation and benefits in the six months ended December 31, 2023 decreased by 19.4% to RMB464.1 million (US$64.8 million) from RMB576.2 million in the same period of 2022, in line with the decreases in the transaction value of wealth management business, partially offset by higher commission from insurance brokerage services.

•	Costs related to Hywin Health business segment in the six months ended December 31, 2023 increased by 109.9% to RMB54.9 million (US$7.7 million) from RMB26.2 million, in line with our increased investments to improve our health management product offerings during the reporting period.

•	Sales and marketing expenses in the six months ended December 31, 2023 decreased by 14.6% to RMB155.8 million (US$21.8 million) from RMB182.6 million in the same period of 2022, due to reduced marketing and sales activities of Hywin Wealth as a result of the decreased budget related to the decrease in transaction value.

•	General and administrative expenses in the six months ended December 31, 2023 increased by 10.3% to RMB161.3 million (US$22.5 million) from RMB146.2 million in the same period of 2022, primarily due to new expenses related to health services.

•	Credit loss in the six months ended December 31, 2023 were RMB449.0 million (US$62.7 million), mainly consisting of provisions recognized on the accounts receivable from asset managers of asset-backed products, and to a smaller extent, domestic insurance products.

•	Impairment loss on goodwill in the six months ended December 31, 2023 were RMB257.7 million (US$36.0 million), due to the performance metrics of Grand Doctor, Beijing iLife 3 Technology Co., Ltd. (“Life Infinity”), and Sincerity and Compassion Health Management Center (“Sincerity and Compassion”) failing to meet our established expectations after the acquisitions, particularly since Hywin’s brand has suffered adverse impacts as a result of the redemption issues in the wealth management segment.

•	Impairment loss on long lived assets in the six months ended December 31, 2023 were RMB332.4 million (US$46.4 million), due to the performance metrics of Grand Doctor, Life Infinity and Sincerity and Compassion failing to meet our established expectations after the acquisitions, particularly since Hywin’s brand has suffered adverse impacts as a result of the redemption issues in the wealth management segment. Impairment losses were also recorded because events or changes in circumstances led us to believe that expected future cash flow generated by the fixed-assets, intangible assets and construction in progress will be less than carrying amount.

•	Impairment loss on long term investment in the six months ended December 31, 2023 were RMB1.0 million (US$0.14 million), due to failure to achieve the expected return of the long-term investment by Shenzhen Panying Asset Management Co., Ltd.

Loss from Operations

As a result of the foregoing, loss from operations in the six months ended December 31, 2023 was RMB1,085.7 million (US$151.6 million), compared to income from operations of RMB102.1 million in the same period of 2022, attributable to the decreases in net revenues and the increases in operating costs and expenses.

Net Loss

Net loss in the six months ended December 31, 2023 was RMB1,068.8 million (US$149.3 million), compared with net income of RMB70.6 million in the same period of 2022.

Loss per ADS

Basic loss per ADS in the six months ended December 31, 2023 was RMB38.09 (US$5.32), compared with basic earnings per ADS of RMB2.59 in the same period of 2022.

Diluted loss per ADS in the six months ended December 31, 2023 was RMB38.09 (US$5.32), compared with diluted earnings per ADS of RMB2.51 in the same period of 2022.

Each ADS represents two of the Company’s ordinary shares.

Balance Sheet

As of December 31, 2023, the Company had RMB330.0 million (US$46.6 million) in cash, cash equivalents, and restricted cash, compared with RMB945.9 million as of June 30, 2023. The decrease was mainly attributable to our operating loss and the uncollectible accounts receivable of asset-backed products during the reporting period, as well as our acquisition of the land use rights of a real property in Boao, Hainan Province, in September 2023.

As of December 31, 2023, the Company had RMB261.5 million (US$36.9 million) in property and equipment, RMB15.4 million (US$2.2 million) in intangible assets, and RMB129.2 million (US$18.2 million) in land use right compared with RMB349.7 million in property and equipment, RMB98.6 million in intangible assets and nil in land use right as of June 30, 2023

As of December 31, 2023, the Company had RMB2.3 million (US$0.3 million) in deferred tax liability compared with RMB20.0 million as of June 30, 2023.

Subsequent Event

In March 2024, the Company was named as a defendant in a securities class action complaint filed in the New York County Supreme Court alleging violations of the Securities Act of 1933. The Company disputes each and every claim and intends to defend against such allegations vigorously.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this press release were made at a rate of RMB7.08273 to US$1.00, for figures on the balance sheet as of December 31, 2023, RMB7.15934 to US$1.00 for figures on the income statement for the six months ended December 31, 2023.

About Hywin Holdings Ltd.

Hywin Holdings Limited, to be renamed Santech Holdings Limited, is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.hywinwealth.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com

3 China Foreign Exchange Trade System USD/RMB mid-point rate on December 31, 2023.

4 An appropriately weighted average exchange rate for the reporting period.

HYWIN HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS

(unaudited)

	6/30/2023	12/31/2023	12/31/2023
	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	868,908	309,495	43,697
Restricted cash	76,975	20,483	2,892
Term deposit	28,903	78,331	11,059
Accounts receivable, net	415,134	152,371	21,512
Deposits, prepayments and other current assets	46,392	44,433	6,275
Contract assets	33,491	27,442	3,875
Total Current Assets	1,469,803	632,556	89,310
Non-current assets
Property and equipment, net	349,685	261,518	36,923
Long-term investment	1,000	-	-
Intangible assets, net	98,603	15,398	2174
Goodwill	257,712	-	-
Long-term prepayments	9,657	-	-
Deferred tax asset, net	725	401	5
Operating lease right-of-use assets	186,307	3,180	449
Land use right	-	129,210	18,243
Total Non-current Assets	903,689	409,707	57,846

Total Assets	2,373,492	1,042,263	147,156

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Commission payable	172,456	111,107	15,687
Accounts payable	3,332	5,295	748
Advance from customers	39,812	36,304	5,126
Investors’ deposit	70,934	6,308	891
Income tax payable	167,798	165,120	23,313
Due to related parties	38,073	38,462	5,430
Other payable and accrued liabilities	433,217	335,107	47,313
Operating lease liabilities	83,573	97,356	13,746
Total Current Liabilities	1,009,195	795,059	112,254

Non-current liabilities
Commission payable-non current	526	-	-
Deferred tax liability	20,028	2,293	324
Operating lease liabilities, non-current	100,521	73,066	10,316
Total Non-current Liabilities	121,075	75,359	10,640

Total Liabilities	1,130,270	870,418	122,894

Mezzanine equity
Redeemable noncontrolling interest	30,600	30,600	4,320
Total Mezzanine equity	30,600	30,600	4,320
Shareholders' Equity
Ordinary shares	36	36	5
Additional paid-in capital	515,665	516,390	72,909
Statutory reserves	128,297	128,297	18,114
Accumulated gain (deficit)	451,013	(615,388)	(86,886)
Noncontrolling interest	100,931	98,564	13,916
Other comprehensive income	16,680	13,346	1,884
Total Shareholders' equity	1,212,622	141,245	19,942

Total Liabilities, Mezzanine equity and Shareholder's equity	2,373,492	1,042,263	147,156

HYWIN HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for per ADS data and percentages)

(unaudited)

	6 months ended,	6 months ended,	6 months ended,
	12/31/2022	12/31/2023	12/31/2023
	RMB'000	RMB'000	USD'000	Change
Net Revenues
-Wealth management	970,157	697,847	97,474	(28.1)%
-Assets management	16,203	18,572	2,594	14.6%
-Health management	38,304	67,261	9,395	75.6%
-Other	11,320	7,547	1,054	(33.3)%
Total Revenue	1,035,984	791,227	110,517	(23.6)%

Operating Costs and Expenses
-Compensation and benefits	576,173	464,131	64,829	(19.4)%
-Health management costs	26,152	54,881	7,666	109.9%
-Share-based compensation	2,804	725	101	(74.1)%
-Sales and marketing expenses	182,553	155,817	21,764	(14.6)%
-General and administrative expenses	146,243	161,288	22,528	10.3%
-Credit Loss		448,982	62,713	N/A
-Impairment loss on goodwill	-	257,712	35,997	N/A
-Impairment loss on long lived assets	-	332,371	46,425	N/A
-Impairment loss on long term investment		1,000	140	N/A
Total Operating Costs and Expenses	933,925	1,876,907	262,163	101.0%

Income (Loss) from operations	102,059	(1,085,680)	(151,646)	(1163.8)%

Other (expenses)/income
-Interest income, net	549	(396)	(55)	(172.1)%
-Other non-operation income, net	(4,559)	(63)	(9)	(98.6)%
Total Other (Expense) Income	(4,010)	(459)	(64)	(88.6)%

Income (Loss) before tax	98,049	(1,086,139)	(151,710)	(1207.8)%
Income tax expense (benefits)	27,467	(17,371)	(2,426)	(163.2)%
Net income (loss)	70,582	(1,068,768)	(149,284)	(1614.2)%

Less: net loss attributable to non-controlling interests	(2,033)	(2,367)	(331)	16.4%
Net income/(loss) attributable to shareholders	72,615	(1,066,401)	(148,953)	(1568.6)%

Other comprehensive Income (loss)
-Foreign currency translation (loss)/gain	2,456	(3,334)	(466)	(235.7)%
Comprehensive Income (loss)	73,038	(1,072,102)	(149,750)	(1567.9)%

Less: Comprehensive Loss attributable to non-controlling interests	(2,033)	(2,367)	(331)	16.4%
Comprehensive Income (Loss) attributable to shareholders	75,071	(1,069,735)	(149,419)	(1525.0)%

Income (Loss) per ADS
Income (Loss) per ADS basic	2.59	(38.09)	(5.32)	(1570.7)%
Income (Loss) per ADS diluted	2.51	(38.09)	(5.32)	(1617.5)%

The Board of Directors has approved the termination of VIE agreements with Hywin Wealth Management Co., Ltd. on June 28, 2024, which resulted in the discontinued operation of onshore wealth management businesses.

The following unaudited and unreviewed pro forma consolidated financial information reflects adjustments to the Company’s historical financial results as reported under U.S. GAAP, in connection with the termination of asset-backed products business. The unaudited and unreviewed pro forma consolidated statement of comprehensive income for the year ended June 30, 2023, has been prepared with the assumption that the termination of asset-backed products business was completed as of July 1, 2022, and the effects of the transaction are carried forward to the unaudited and unreviewed pro forma consolidated statement of comprehensive income for the six months ended December 31, 2023. The unaudited and unreviewed pro forma consolidated balance sheet as of December 31, 2023, has been prepared with the assumption that the termination of asset-backed products business was consummated on that date.

The consolidated “as reported” column in the unaudited and unreviewed pro forma balance sheet and in the unaudited and unreviewed pro forma statement of comprehensive income reflects the Company’s historical financial statements for the periods presented. Assumptions and estimates underlying the pro forma adjustments column are described in the accompanying notes.

The unaudited and unreviewed pro forma consolidated financial information does not purport to be indicative of the results of operations or the financial condition which would have actually resulted if the termination of asset-backed products business actually occurred on the dates presented or to project our results of operations or financial position for any future period. This financial information may not be predictive of the future results of operations or financial condition of the Company, as the Company’s future results of operation and financial condition may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited and unreviewed pro forma financial information has been prepared by the Company based upon assumptions deemed appropriate by the Company’s management and are based upon information and assumptions available at the time of filing the Company’s current report on Form 6-K filed with the SEC on June 28, 2024. The following unaudited and unreviewed pro forma financial information should be read in conjunction with: (i) the accompanying notes to the unaudited and unreviewed pro forma consolidated financial information; and (ii) the audited consolidated financial statements of the Company which were included in the Company’s annual report on Form 20-F filed with the SEC on October 18, 2023 and the Company’s unaudited interim report on Form 6-K filed with the SEC on June 28, 2024.

HYWIN HOLDINGS LTD.
PRO FORMA CONSOLIDATED BALANCE SHEETS
As of December 31, 2023

(unaudited and unreviewed)

		Pro forma Adjustments
	Consolidated	Discontinued		Pro forma	Pro forma
	Company as	Business		Consolidated	Consolidated
	Reported	Disposition		Company	Company
	RMB'000	RMB'000		RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	309,495	-		309,495	43,697
Restricted cash	20,483	-		20,483	2,892
Term deposit	78,331	-		78,331	11,059
Accounts receivable, net	152,371	(97,952)		54,419	7,683
Due from related parties, net	-	(750,809)	(1)	-	-
Deposits, prepayments and other current assets	44,434	(24,642)		19,792	2,795
Contract assets	27,442	-		27,442	3,875
Total Current Assets	632,556	(873,403)		509,962	72,001
Non-current assets
Property and equipment, net	261,518	(261,494)		24	3
Long term investment	-	-	(2)	-	-
Intangible assets, net	15,398	-		15,398	2,174
Deferred tax asset, net	401	(401)		-	-
Operating lease right-of-use assets	3,180	-		3,180	449
Held for sale assets	129,210	-		129,210	18,243
Total Non-current Assets	409,707	(261,895)		147,812	20,869

Total Assets	1,042,263	(1,135,298)		657,774	92,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Commission payable	111,107	(69,716)		41,391	5,844
Accounts payable	5,295	-		5,295	748
Advance from customers	36,304	-		36,304	5,126
Investors’ deposit	6,308	(6,308)		-	-
Income tax payable	165,120	(151,127)		13,993	1,976
Due to related parties	38,462	(22,819)	(1)	766,452	108,214
Other payable and accrued liabilities	335,107	(302,449)		32,658	4,610
Operating lease liabilities	97,356	(51,135)		46,221	6,526
Total Current Liabilities	795,059	(603,554)		942,314	133,044
Non-current liabilities
Deferred tax liability	2,293	-		2,293	324
Operating lease liabilities, non-current	73,066	(26,967)		46,099	6,509
Total Non-current Liabilities	75,359	(26,967)		48,392	6,833

Total Liabilities	870,418	(630,521)		990,706	139,877

Mezzanine equity
Redeemable noncontrolling interest	30,600	-		30,600	4,320
Total Mezzanine equity	30,600	-		30,600	4,320

Shareholders' Equity
Ordinary shares	36	-	(2)	36	5
Additional paid-in capital	516,390	(295,533)	(2)	220,857	31,183
Statutory reserves	128,297	(128,254)	(2)	43	6
Accumulated gain	(615,388)	(80,990)	(2)	(696,378)	(98,321)
Noncontrolling interest	98,564	-		98,564	13,916
Other comprehensive income	13,346	-		13,346	1,884

Total Shareholders' equity	141,245	(504,777)		(363,532)	(51,327)

Total Liabilities, Mezzanine equity and Shareholder's equity	1,042,263	(1,135,298)		657,774	92,870

See Notes to the Unaudited and Unreviewed Pro Forma Consolidated Financial Statements.

HYWIN HOLDINGS LTD.
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended December 31, 2023

(unaudited and unreviewed)

		Pro forma Adjustments
	Consolidated	Discontinued		Pro forma	Pro forma
	Company as	Business		Consolidated	Consolidated
	Reported	Disposition		Company	Company
	RMB'000	RMB'000		RMB'000	USD'000
Net Revenues
-Wealth management	697,847	(545,571)		152,276	21,270
-Assets management	18,572	-		18,572	2,594
-Health Management	67,261	2,885	(3)	70,146	9,798
-Other	7,547	29,115	(3)	36,662	5,121
Total Revenue	791,227	(513,571)		277,656	38,783

Operating Costs and Expenses
-Compensation and benefits	464,131	(374,129)	(3)	90,002	12,571
-Health management costs	54,881	-		54,881	7,666
-Share-based compensation	725	-		725	101
-Sales and marketing expenses	155,817	(130,026)	(3)	25,791	3,602
-General and administrative expenses	161,288	(64,068)	(3)	97,220	13,580
-Credit Loss	448,982	(436,164)		12,818	1,790
-Impairment loss on goodwill	257,712	-		257,712	35,997
-Impairment loss on long lived assets	332,371	(116,704)		215,667	30,124
-Impairment loss on long term investment	1,000	-		1,000	140
Total Operating Costs and Expenses	1,876,907	(1,121,091)		755,816	105,571

Loss from operations	(1,085,680)	607,520		(478,160)	(66,788)

Other (expenses)/income
-Interest (expense)/income, net	(396)	(516)		(912)	(127)
-Other non-operation (expense)/income, net	(63)	1,994		1,931	270
Total Other (Expenses)/Income	(459)	1,478		1,019	143

Loss before tax	(1,086,139)	608,998		(477,141)	(66,645)
Income tax expense	(17,371)	(324)		(17,695)	(2,471)
Net Loss	(1,068,768)	609,322		(459,446)	(64,174)

Less: net loss attributable to non-controlling interests	(2,367)	-		(2,367)	(331)
Net loss attributable to shareholders	(1,066,401)	609,322		(457,079)	(63,843)

Other comprehensive loss
-Foreign currency translation loss	(3,334)	-		(3,334)	(466)
Comprehensive Loss	(1,072,102)	609,322		(462,780)	(64,640)

Less: Comprehensive Loss attributable to non-controlling interests	(2,367)	-		(2,367)	(331)
Comprehensive Loss attributable to shareholders	(1,069,735)	609,322		(460,413)	(64,309)

See Notes to the Unaudited and Unreviewed Pro Forma Consolidated Financial Statements.

HYWIN HOLDINGS LTD.
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the twelve Months Ended June 30, 2023

(unaudited and unreviewed)

		Pro forma Adjustments
	Consolidated	Discontinued		Pro forma	Pro forma
	Company as	Business		Consolidated	Consolidated
	Reported	Disposition		Company	Company
	RMB'000	RMB'000		RMB'000	USD'000
Net Revenues
-Wealth management	1,949,410	(1,741,684)		207,726	29,919
-Assets management	32,562	-		32,562	4,690
-Health Management	86,464	1,377	(3)	87,841	12,652
-Other	23,321	49,553	(3)	72,874	10,496
Total Revenue	2,091,757	(1,690,754)		401,003	57,757

Operating Costs and Expenses
-Compensation and benefits	1,156,381	(1,038,326)	(3)	118,055	17,004
-Health management costs	74,476	-		74,476	10,727
-Share-based compensation	5,207	-		5,207	750
-Sales and marketing expenses	318,465	(278,515)	(3)	39,950	5,754
-General and administrative expenses	302,221	(149,010)	(3)	153,211	22,067
-Impairment loss on goodwill	35,412	-		35,412	5,100
-Impairment loss on long lived assets	2,210	-		2,210	318
Total Operating Costs and Expenses	1,894,372	(1,465,851)		428,521	61,720

Income/(Loss) from operations	197,385	(224,903)		(27,518)	(3,963)

Other (expenses)/income
-Interest income, net	1,348	(668)		680	98
-Other non-operation expense, net	(7,083)	612		(6,471)	(932)
Total Other (Expenses)/Income	(5,735)	(56)		(5,791)	(834)

Income/(loss) before tax	191,650	(224,959)		(33,309)	(4,797)
Income tax expense	71,380	(59,403)		11,977	1,725
Net Income/(Loss)	120,270	(165,556)		(45,286)	(6,522)

Less: net loss attributable to non-controlling interests	(9,611)	-		(9,611)	(1,384)
Net income/(loss) attributable to shareholders	129,881	(165,556)		(35,675)	(5,138)

Other comprehensive Income
-Foreign currency translation gain	8,222	-		8,222	1,184
Comprehensive Income/(Loss)	128,492	(165,556)		(37,064)	(5,338)

Less: Comprehensive Loss attributable to non-controlling interests	(9,611)	-		(9,611)	(1,384)
Comprehensive Income/(Loss)	138,103	(165,556)		(27,453)	(3,954)

See Notes to the Unaudited and Unreviewed Pro Forma Consolidated Financial Statements.

HYWIN HOLDINGS LTD.
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the twelve Months Ended June 30, 2022

(unaudited and unreviewed)

		Pro forma Adjustments
	Consolidated	Discontinued		Pro forma	Pro forma
	Company as	Business		Consolidated	Consolidated
	Reported	Disposition		Company	Company
	RMB'000	RMB'000		RMB'000	USD'000
Net Revenues
-Wealth management	1,899,573	(1,851,107)		48,466	7,506
-Assets management	19,476	-		19,476	3,016
-Health Management	422	-	(3)	422	65
-Other	22,642	34,479	(3)	57,121	8,847
Total Revenue	1,942,113	(1,816,628)		125,485	19,434

Operating Costs and Expenses
-Compensation and benefits	1,050,077	(1,007,755)	(3)	42,322	6,555
-Health management costs	4,287	-		4,287	664
-Share-based compensation	7,340	-		7,340	1,137
-Sales and marketing expenses	311,773	(293,334)	(3)	18,439	2,856
-General and administrative expenses	241,946	(169,177)	(3)	72,769	11,270
Total Operating Costs and Expenses	1,615,423	(1,470,266)		145,157	22,482

Income/(Loss) from operations	326,690	(346,362)		(19,672)	(3,048)

Other (expenses)/income
-Interest income, net	1,498	(870)		628	97
-Other non-operation (expense)/income, net	(3,741)	(6,093)		(9,834)	(1,523)
Total Other (Expenses)/Income	(2,243)	(6,963)		(9,206)	(1,426)

Income/(loss) before tax	324,447	(353,325)		(28,878)	(4,474)
Income tax expense	88,578	(85,522)		3,056	473
Net Income/(Loss)	235,869	(267,803)		(31,934)	(4,947)

Net income/(loss) attributable to shareholders	235,869	(267,803)		(31,934)	(4,947)

Other comprehensive Income
-Foreign currency translation gain	4,177	(866)	(3)	3,311	513
Comprehensive Income/(Loss)	240,046	(268,669)		(28,623)	(4,434)

Comprehensive Income attributable to shareholders	240,046	(268,669)		(28,623)	(4,434)

See Notes to the Unaudited and Unreviewed Pro Forma Consolidated Financial Statements.

HYWIN HOLDINGS LTD.
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the twelve Months Ended June 30, 2021

(unaudited and unreviewed)

		Pro forma Adjustments
	Consolidated	Discontinued	Pro forma	Pro forma
	Company as	Business	Consolidated	Consolidated
	Reported	Disposition	Company	Company
	RMB'000	RMB'000	RMB'000	USD'000
Net Revenues
-Wealth management	1,795,552	(1,742,129)	53,423	8,070
-Assets management	14,942	-	14,942	2,257
-Other	23,928	(1,286)	22,642	3,421
Total Revenue	1,834,422	(1,743,415)	91,007	13,748

Operating Costs and Expenses
-Compensation and benefits	1,003,061	(962,550)	40,511	6,120
-Share-based compensation	21,947	-	21,947	3,315
-Sales and marketing expenses	326,879	(311,849)	15,030	2,270
-General and administrative expenses	200,929	(144,849)	56,080	8,472
Total Operating Costs and Expenses	1,552,816	(1,419,248)	133,568	20,177

Income/(Loss) from operations	281,606	(324,167)	(42,561)	(6,429)

Other Income/(Expenses)
-Interest income, net	1,537	(1,484)	53	8
-Other non-operation income/(expense), net	12,608	(13,207)	(599)	(90)
Total Other Income/(Expenses)	14,145	(14,691)	(546)	(82)

Income/(loss) before tax	295,751	(338,858)	(43,107)	(6,511)
Income tax expense	88,094	(88,301)	(207)	31
Net Income/(Loss)	207,657	(250,557)	(42,900)	(6,480)

Net income/(loss) attributable to shareholders	207,657	(250,557)	(42,900)	(6,480)

Other comprehensive Income
-Foreign currency translation gain	10,542	-	10,542	1,592
Comprehensive Income/(Loss)	218,199	(250,557)	(32,358)	(4,888)

Comprehensive Income/(Loss) attributable to shareholders	218,199	(250,557)	(32,358)	(4,888)

See Notes to the Unaudited and Unreviewed Pro Forma Consolidated Financial Statements.

NOTES TO UNAUDITED and UNREVIEWED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The pro forma adjustments are based on preliminary estimates and assumptions by management that may be subject to change. The following adjustments have been reflected in the unaudited and unreviewed pro forma consolidated financial information:

(1) Adjustment to reflect the elimination of assets and liabilities attributable to the Discontinued business.

(2) Adjustment to reflect the long-term investment in subsidiaries.

(3) Adjustment to reflect the elimination of internal consulting and technology revenue related to the Discontinued business.